

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Louis S. Friedman
Chief Executive Officer
Wes Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

      Re: **WES Consulting, Inc.**
             Amendment No. 3 to Preliminary Information Statement on
             Schedule 14C
             Filed January 3, 2011
             File No. 000-53314

Dear Mr. Friedman:

      We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Tom Kluck
                                    Branch Chief